Exhibit (a)(5)(lxxix)

News Release

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA  18195-1501

Air Products Responds to Airgas Board’s Rejection of Best and Final Offer

LEHIGH VALLEY, Pa. (December 22, 2010) – Air Products (NYSE: APD) today responded to the rejection by the Board of Directors of Airgas, Inc. (NYSE: ARG) of Air Products’ $70 per share cash offer.

John E. McGlade, chairman, president and chief executive officer, said, “We have made clear that  $70 per share is our best and final offer for Airgas. We know the market for industrial gases extremely well, and have offered a full and fair price for this business. Airgas shareholders should understand that the forecasts relied on by the Airgas Board and its three financial advisors were provided solely by Airgas management and were not independently developed or verified. The fact is that no other bidder has emerged since we made our offer public over 10 months ago, and many Airgas shareholders have recently come out and publicly supported our $70 offer. If the Airgas Board is so confident that Airgas is worth at least $78 per share, it should redeem its poison pill and let shareholders decide for themselves whether they want to accept $70 per share in cash now. Our offer expires on January 14.”

Air Products serves customers in industrial, energy, technology and healthcare markets worldwide with a unique portfolio of atmospheric gases, process and specialty gases, performance materials, and equipment and services. Founded in 1940, Air Products has built leading positions in key growth markets such as semiconductor materials, refinery hydrogen, home healthcare services, natural gas liquefaction, and advanced coatings and adhesives. The company is recognized for its innovative culture, operational excellence and commitment to safety and the environment. In fiscal 2010, Air Products had revenues of $9 billion, operations in over 40 countries, and 18,300 employees around the globe. For more information, visit www.airproducts.com.

ADDITIONAL INFORMATION
On February 11, 2010, Air Products Distribution, Inc. (“Purchaser”), a wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), commenced a cash tender offer for all the outstanding shares of common stock of Airgas, Inc. (“Airgas”) not already owned by Air Products, subject to the terms and conditions set forth in the Offer to Purchase dated as of February 11, 2010 (the “Offer to Purchase”). The purchase price to be paid upon the successful closing of the cash tender offer is $70 per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase, as amended. The offer is scheduled to expire at midnight, New York City time, on Friday, January 14, 2011, unless further amended in the manner set forth in the Schedule TO.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Air Products with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2010. INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase and related materials may also be obtained for free by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

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Media Inquiries:
(Air Products)
Betsy Klebe, tel: (610) 481-4697; e-mail: klebeel@airproducts.com.

(Sard Verbinnen & Co)
George Sard/David Reno, tel: (212) 687-8080.

Investor Inquiries:
(Air Products)
Simon Moore, tel: (610) 481-7461; e-mail: mooresr@airproducts.com.

(MacKenzie Partners)
Larry Dennedy/Charlie Koons, tel: (212) 929-5239; (212) 929-5708.